Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA Attention: Mr. Jim B. Rosenberg	June 12, 2017
Re: PartnerRe Ltd. Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 5, 2017 File No. 001-14536

Dear Mr. Rosenberg

We submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) provided to the Company by telephone on June 2, 2017, relating to the Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”) of PartnerRe Ltd. (the “Company”).

Set forth below are our responses to the Staff comments. For your convenience, we have included the comments from the Staff in italicized type and have followed each comment with our response.

Item 18 Financial Statements
Notes to Consolidated Financial Statements
8. Non-life and Life and Health Reserves, page 126

1. Please provide separate loss development tables for property and casualty exposures within the Property & Casualty (P&C) segment.

The following are the loss development tables for property and casualty exposures within the P&C segment (unaudited, in thousands of U.S. dollars):

PartnerRe Ltd. Wellesley House South 90 Pitts Bay Road Pembroke HM 08 Bermuda	Phone +1 441 292 0888 Fax +1 441 292 7010 www.partnerre.com

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,						December 31, 2016
Accident year	2012	2013	2014	2015	2016	Total of IBNR plus expected development on reported claims
2012	$699,697	$612,258	$537,847	$519,526	$506,654	$7,605
2013		621,271	514,440	485,820	473,132	122
2014			464,389	424,109	402,601	3,971
2015				524,535	479,683	38,328
2016					618,153	268,538
Total					$2,480,223	$318,564

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016
2012	$86,419	$322,763	$412,341	$444,885	$455,772
2013		73,277	295,379	390,740	424,118
2014			76,613	289,435	348,429
2015				81,773	312,624
2016					105,579
Total					$1,646,522

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,						December 31, 2016
Accident year	2012	2013	2014	2015	2016	Total of IBNR plus expected development on reported claims
2012	$718,090	$722,709	$695,057	$653,789	$636,684	$144,328
2013		821,603	824,058	775,413	749,517	242,630
2014			924,434	872,068	864,573	349,512
2015				964,856	878,633	502,484
2016					950,619	729,525
Total					$4,080,026	$1,968,479

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016
2012	$61,405	$163,539	$240,321	$317,895	$375,282
2013		61,076	183,234	292,826	373,873
2014			83,403	228,189	334,773
2015				78,121	216,576
2016					65,506
Total					$1,366,010

The casualty loss development table above includes exposures arising from products which bundle property and casualty reinsurance risks, and which are impractical to separate as the Company receives single premiums for combined property and casualty reinsurance risks. These bundled risks are included within the casualty loss development table given the majority of exposures arise from casualty risks.

The Company’s customers often purchase reinsurance products which consist of more than one type of coverage, in certain cases bundling property and casualty exposures, and often across multiple geographies. Accordingly, and consistent with the examples presented in ASC 944-40-55-9C c) and d), the Company considers the P&C segment to appropriately represent customer types for these products. As a result, and for the reasons described in our letter dated 22 May, 2017, which was filed in response to the SEC comment letter dated May 10, 2017, the Company believes that users of its financial statements are able to better evaluate the Company’s financial performance if they analyze the aggregated loss development tables for property and casualty exposures at the P&C segment level, consistently with how the customer purchases products and the Company's management makes resource allocation decisions.

2. Please provide a narrative of lines within the Specialty segment comparing the characteristics of the lines to demonstrate that the characteristics of each are not dissimilar.

The Company’s Specialty segment includes the following lines of business: agriculture, aviation/space, credit/surety, energy, engineering, marine, specialty property and other specialty lines. These risks are underwritten on a worldwide basis through a centralized specialty business unit and have similar characteristics due to the specialized nature of these risks as well as the sophisticated technical underwriting skills required to analyze these risks. In addition, appropriate risk management for these lines of business requires a centralized and globally diversified portfolio of risks. The Company considers the Specialty segment to represent a customer type.

The exposures related to lines of business within the Specialty segment are predominantly medium tailed and therefore display similar loss development patterns. At December 31, 2016, the average duration of the Specialty segment reserves is 2.3 years and approximately 90% of the claims are expected to be settled in approximately 0 to 6 years, based on historical payout patterns.

As a result of the above, and for the reasons described in our letter dated 22 May, 2017, which was filed in response to the SEC comment letter dated May 10, 2017, the Company believes that presenting one loss development table at the Specialty segment level is the most appropriate level of aggregation with respect to the short duration disclosure requirements.

3. Please quantify the losses and loss expenses for health reinsurance included in the Life and Health segment for the past three years to show that they are not material.

The net losses and loss expenses incurred related to health reinsurance for the years ended December 31, 2016, 2015 and 2014 were $265 million or 8.2%, $234 million or 7.4% and $206 million or 5.9%, respectively, compared to the total net losses and loss expenses incurred of $3,248 million, $3,157 million and $3,463 million, respectively. In addition, the reserves related to health reinsurance are short tailed. Currently, the estimated average duration of the health reserves is approximately 7.6 months, more than 80% of the claims are expected to be paid within one year, and substantially all claims are expected to be paid within two years, based on historical payout patterns.

As the net losses and loss expenses incurred for health reinsurance represents less than 10% of the Company’s total net losses and loss expenses incurred and given the fact that claims are settled in a very short period of time, the Company believes that the disclosure of the loss development table related to health reinsurance is immaterial to the users of the Company’s financial statements.

* * * * *

We hope this information addresses your comments relating to our disclosure. Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact me at (441) 294-5101.

Very truly yours

/S/ MARIO BONACCORSO
Mario Bonaccorso
Executive Vice President and Chief Financial Officer
PartnerRe Ltd.

cc: Tabatha Akins, Division of Corporation Finance
Joel Parker, Division of Corporation Finance
Scot Foley, Attorney Advisor
Dan Greenspan, Legal Branch Chief

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